EXHIBIT 35.1



                         ANNUAL STATEMENT OF COMPLIANCE


                      OFFICER'S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2006-1 and Zions First National Bank, as Trustee, dated as of February 1, 2006, I, Terry J. Heimes, certify that:

1. A review of the activities of the Master Servicer and of its performance under the Master Servicing Agreement during the period February 1, 2006 through December 31, 2006 has been made under my supervision; and

2. Based on my knowledge of such review, the Master Servicer has fulfilled in all material respects all its obligations under the Master Servicing Agreement during such period.

April 2, 2007




By:     /s/ TERRY J. HEIMES
        -------------------------------
        Terry J. Heimes
        Chief Financial Officer,
        Treasurer,
        National Education Loan Network, Inc.